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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: April 7, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream introduces Cisco-based Managed LAN Service

— Extends Allstream's Managed WAN Service and supports migration to Wi-Fi networking —

TORONTO, ON (April 7, 2004) — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), Canada's largest alternative communication solutions provider, today launched its Managed Local Area Network (LAN) service based on the Cisco AVVID (Architecture for Voice, Video and Integrated Data) architecture. A part of the Company's comprehensive Infrastructure Management portfolio, Managed LAN Service is designed to assure business continuity by providing enterprises with a flexible, stable and secure LAN environment. This service enables customers to increase efficiency and focus on core business activities by confidently outsourcing the daily network management of their enterprise LAN equipment and infrastructure to Allstream.

Allstream's Managed LAN service offers enterprise customers flexible and secure services with a stable switched IP infrastructure and comprehensive support for wireless LAN (Wi-Fi) access capabilities. Employees and authorized partners can increase productivity by being able to access real-time, accurate information anytime and anywhere from within the wireless LAN environment, while the enterprise can remain confident that their network is current, running and protected.

Cisco AVVID delivers the infrastructure and intelligent enterprise support services that are essential for rapid deployment of emerging technologies and new business solutions. Allstream will design, build and operate scalable Managed LAN enterprise solutions based on the proven Cisco AVVID. The adherence to this architecture ensures stability, performance predictability and scalability for data traffic and converged applications such as IP Telephony, Unified Messaging and Video Content services. Allstream is a Cisco Gold Partner, specialized in IP Telephony, Security/VPN and Wireless LAN.

Customers also have the option to combine Managed LAN with Allstream's Managed WAN for a total network communications solution. The combined offering provides enterprise customers with a fully managed network from a single service provider. Built on Allstream's state of the art IP infrastructure and Information Technology Infrastructure Library (ITIL) compliant proven methodologies, clients can leverage network dependability, stability and end-to-end service that enable greater support and peace of mind. Managed LAN is a key element required to provide customers with enterprise-grade converged services.

"By outsourcing its LAN environment to Allstream, customers benefit from the increased business efficiency of a stable and secure LAN working environment without needing to dedicate technical resources to design and manage installation, daily maintenance and support. This allows an enterprise to focus on strategic priorities such as application rollout and technology integration instead of network administration," said Mike Kologinski, Executive Vice President of Marketing, Allstream. "As well, having a single service provider manage the underlying infrastructure is critical for customers to leverage the benefits of IP Telephony. Allstream's Managed LAN supports the Managed IP Telephony services we will be introducing in the second quarter of this year."

The Managed LAN service includes monitoring, support, changes and reporting of Customer Premise Equipment (CPE) to ensure availability, reliability and predictable performance. In addition to having Allstream monitor and manage its LAN infrastructure, customers can also out-task the procurement and installation of LAN equipment to Allstream. As a comprehensive solution, Managed LAN enterprise customers benefit from:

  •
  Proactive Monitoring and Basic Fault Isolation enabling Allstream to detect, track, isolate and resolve significant events that can impact site connectivity.

  •
  Security Monitoring of wireless LAN equipment including Rogue Access Point (AP) and Client Detection, Denial of Service Detection, AP Impersonation and Unconfigured AP Detection. Allstream will enforce the client's internal security policies for access to the enterprise LAN environment.

  •
  Performance Reports detailing network latency, throughput, health, availability and utilization enabling customers to establish trends and make informed network planning decisions.

  •
  Hardware and Software maintenance ensuring optimum network performance with industry leading vendor equipment and up to date configurations.

  •
  Configuration and Change Management processes providing a disciplined and repeatable approach to ensure stability in the event of network alteration.

  •
  Optional Professional Services complementing our Managed LAN offering whereby certified experts review and assess client's current infrastructure to identify potential performance improvements, security vulnerabilities, security policy development and technology/process upgrades.

As an industry-leading network provider, Allstream combines expertise, experience and industry recognized best practices in providing a wide range of managed services including data transport, wide area network (WAN), hosting, security services and IP management technologies to Canadian enterprises. As Allstream owns its infrastructure and has full network visibility, the company is able to deliver fully managed end-to-end solutions backed with comprehensive performance reports and service guarantees.

For more information about Allstream's Managed LAN service or its overall Network Management portfolio, please contact 1-866-332-0332 or visit our website at www.allstream.com.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media:
May Chong, Allstream
416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Allstream introduces Cisco-based Managed LAN Service